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Top Skills

Digital Transformation
Cloud Computing
Artificial Intelligence

Languages

Spanish

Honors-Awards

The 2017 Federal 100

Michael Hermus

CEO @ Halespring ✦ Entrepreneur ► Digital Innovator ► Global
Transformation ► Strategic Advisor ► Problem Solver
New York City Metropolitan Area

Summary

CEO of Halespring, a Public Benefit Corporation offering a HIPAA
compliant platform designed to improve the lives of mental
healthcare providers and patients. Halespring offers a suite of
services to enhance the way mental health professionals work, while
also providing better ways for patients to connect with the most
appropriate services and providers in their area.

Experience

Halespring
Chief Executive Officer
November 2023 - Present (7 months)
New York City Metropolitan Area

Halespring is a HIPAA compliant platform designed to improve the lives of
mental healthcare providers and patients. We offer a suite of services to
enhance the way mental health professionals work, while also providing better
ways for patients to connect with the most appropriate services and providers
in their area.

Revolution Four Group, LLC
CEO & Managing Partner
March 2018 - November 2023 (5 years 9 months)
New York City Metropolitan Area

Revolution Four Group (R4 Group) is a next-generation advisory firm, helping
clients harness the power of technology to succeed in the modern digital era.
We provide deep, specialized expertise to organizations seeking to innovate,
transform, and thrive in the face of the Fourth Industrial Revolution.

As Founder & CEO, I applied deep expertise in modern and emerging
technologies and knowledge of large enterprise challenges to help
organizations succeed in a rapidly evolving digital world.

Some of my most notable accomplishments in this position are:

• Identified evolving technologies that create differentiation in a crowded marketplace while building out agile software delivery for a $4 Billion systems integrator.
• Advised a $3 Billion Open-Source software company on product messaging and roadmap for large enterprise customers.
• Built a technology solutions team focused on cyber security, data & analytics, IT strategy, and digital transformation for a $750 Million consulting firm.

Jiko
Chief Technology Officer
June 2021 - March 2023 (1 year 10 months)
New York City Metropolitan Area

As Chief Technology Officer, I led a global technology team of over 30 in engineering & development, infrastructure & operations, and information security of Jiko's groundbreaking platform.

Here is a selection of my most important accomplishments:
• Led product development to support partnership & customer growth of over 100%.
• Executed initiatives to improve information security, including mitigation or regulatory and audit findings.
• Directed efforts to improve scalability, performance, and resilience of the core technology to support scale and growth of the business of a revolutionary financial ecosystem by over 100%.

Federal Reserve Bank of New York
SVP, Head of Strategy & Innovation
April 2020 - March 2021 (1 year)
New York City Metropolitan Area

While holding the position of Senior Vice President of Strategy, Planning & Innovation, I led the future of critical systems and products that enable the Fed to carry out its critical mission: to preserve the integrity and functioning of the U.S. and Global financial ecosystems. I also harnessed emerging technologies to transform and modernize the Bank's business and mission portfolio.

Some of my important accomplishments were:
• Designed a built a new team from the ground up to drive transformation and innovation
• Reshaped technology strategy, driving continuous improvement while building innovative capacity

• Led transformation to a product aligned enterprise across all 10 business groups, designing new product taxonomy of over 400 products, building out a robust product owner structure to support the new agile delivery model.

U.S. Department of Homeland Security
Chief Technology Officer
June 2015 - March 2018 (2 years 10 months)

While holding the position of Chief Technology Officer, I drove major initiatives focused on optimizing operational processes, transforming mission capabilities, empowering employees, and re-imagining customer and user experience. Working with senior political leaders and career executives at DHS to build broad coalitions, I focused on driving change through the application of technology, design, and data. I led efforts to enhance cyber-security, leverage emerging technologies, adopt modern development techniques and practices, and drive continuous improvement.

Some of my important accomplishments are:
• Created and led a groundbreaking initiative to transform DHS IT Acquisition & Oversight processes to enhance cybersecurity, be lean & agile, and enable modern technology best practices, designating 5 high impact programs with estimated life cycle costs of over $2.5 billion.
• Generated savings of $100MM due to the impact of accelerated delivery for critical technology capability.
• Collaborated with leadership, peers and staff to realign resources and create a new CTO organization with over 130 full time employees and a mission to drive innovation, harness emerging technology and engineer the digital transformation of DHS.

House Party, Inc.
Chief Product & Technology Officer
January 2011 - April 2015 (4 years 4 months)

As Chief Product & Technology Officer, I led the effort to create, improve, and operate House Party's leading edge social marketing platform, driving consumer advocacy to build brands and increase sales, leveraging modern technology, data and social media.

Some of my important accomplishments are:
• Led cloud migration to a dedicated server environment, resulting in a 66% cost reduction and significantly better scaling capabilities.

• Rebuilt internal technology and re-engineered key operational processes for significant gains in efficiency, reducing campaign execution labor by 55%.
• Spearheaded a cross departmental reorganization, resulting in over $2MM in annual savings, while upgrading operational capability.

Spearheaded a multi-year transformation, resulting in a 60% increase in campaign sales volume and a 30% reduction in costs, while building a strong culture of teamwork and communication. Led the strategic direction, design, implementation, and operation of a software platform built on an open source stack, and managed multiple departmental functions, including product management, software development & design, infrastructure, business analytics, program operations, consumer marketing, and community management

FirstCarbon Solutions
Chief Technology Officer
January 2010 - January 2011 (1 year 1 month)

As Chief Technology Officer, I was brought in with the acquisition of Enverity Corporation to integrate the flagship sustainability and compliance software suite. During that time, I led the strategic direction, design, implementation, and operation of the software platform, and also managed the U.S. product management and programming teams, and offshore programming, QA, operations, and customer service teams.

Enverity Corporation
CTO
May 2000 - February 2010 (9 years 10 months)

As Co-Founder & Chief Technology Officer, I was responsible for the architecture, design, implementation, and operation of all revenue generating software.

Some of my important accomplishments are:
• Built the organization into a multi-million-dollar business.
• Developed a general purpose Enterprise Application Engine, providing configurable data management, workflow and reporting functionality to improve the challenges of varying client compliance burdens.
• Led the company to a successful acquisition by FirstCarbon Solutions, Inc.

Market XT

CTO
January 1998 - January 2000 (2 years 1 month)

As Co-Founder & Chief Technology Officer, I grew the development and infrastructure team from one resource to 20 full time employees in just over a year, while managing the rapid development and operation of a mission-critical financial services software platform.

Some of my important accomplishments are:
• Developed and coded exchange platform software.
• Positioned the company for a successful acquisition by a large trading day firm.
• Collaborated with industry leaders and S.E.C. to pioneer a new market in equities trading.

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Education

Massachusetts Institute of Technology
Bachelor of Science - BS, Computer Science and Engineering

Massachusetts Institute of Technology
Master of Engineering - MEng, Computer Science and Engineering